FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 7, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO November 2006 Consolidated Revenues Totaled NT$33.2 Billion”, dated December 7, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 7, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO November 2006 Consolidated Revenues Totaled NT$33.2 Billion

Hsinchu, Taiwan, December 7, 2006 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated November 2006 monthly revenues of NT$33,185 million and unconsolidated revenues totaled NT$33,178 million, both representing a 0.3% sequential decline. On a year-over-year comparison, both November 2006 consolidated and unconsolidated revenues increased by 37.1% .

     Shipments of large-sized panels used in desktop monitor, notebook PC, LCD TV and other applications, reached 5.78 million units, a slight 0.3% decrease from October 2006. Shipments of small-and-medium-sized panels presented a 9.3 % sequential decline to 8.22 million.

     During the fourth quarter, the industry is witnessing a healthy sell through and expects the holiday season demand to remain solid. AUO reiterates its fourth quarter blended ASP trend to be inline to its October guidance. However, the company experienced an early sign of controlling year end inventory from some of its customers and also expects panel shipments in December 2006 to decline sequentially due to the seasonality. Based on the current market condition, AUO expects the large panel shipments to grow by 30%-35% quarter over quarter, in lieu of the original guidance of 40% growth. Small & medium panel shipments expect to increase by around 20%, inline to the original guidance. In response to the changing of the current business condition, AUO reduces its overall Fab loading rate to be about 90% level.

     (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small-and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
November 2006	33,185	33,178
October 2006	33,270	33,273
M-o-M Growth	(0.3%)	(0.3%)

2

November 2005	24,207	24,205
Y-o-Y Growth	37.1%	37.1%
Jan to Nov 2006	264,916	264,878
Jan to Nov 2005	192,796	192,706
Y-o-Y Growth	37.4%	37.5%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp. , AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, and AU Optronics (Shanghai) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.7%* of global market share with revenues of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5 -generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5 -generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated November 2, 2006. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawen.hsiao@auo.com